UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2023

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 20, 2023, Genius Sports Limited (the “Company”) issued a press release announcing the successful completion of its previously announced offer to exercise and solicitation of consents relating to the Company’s outstanding warrants (the “Consent Solicitation”). The offer to exercise and Consent Solicitation expired at 11:59 p.m., Eastern Time, on January 19, 2023 (the “Expiration Date”). The Company has been advised that holders of 6,834,991 warrants, or approximately 89.13% of the outstanding warrants, elected to exercise such warrants prior to the Expiration Date (including holders of 2,149,000 warrants that elected to exercise such warrants on a cash basis). Holders of warrants that were validly exercised prior to the Expiration Date will receive 0.260 ordinary shares in exchange for each warrant exercised on a cashless basis and one ordinary share in exchange for each warrant exercised on a cash basis. The Company expects to accept all exercised warrants on the date hereof.

Additionally, pursuant to the Consent Solicitation, the Company received the consent of approximately 89.13% of the outstanding warrants, which exceeds the 50% of the outstanding warrants required to effect the Warrant Amendment. Accordingly, on January 20, 2023, the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”), entered into Amendment No. 2 (the “Warrant Amendment”) to the Warrant Agreement, dated as of August 13, 2020 (as amended, the “Warrant Agreement”), between dMY Technology Group, Inc. II and the Warrant Agent, which was assumed by the Company pursuant to that certain Warrant Assumption Agreement dated as of April 20, 2021, by and among dMY, the Company, and the Warrant Agent.

The Warrant Amendment amends the Warrant Agreement to provide that any warrants not exercised by a holder thereof on or prior to the Expiration Date shall be exercised automatically on the holder’s behalf on the first trading day following the Expiration Date on a cashless basis at the exercise price that is 76.6% of the volume-weighted average price of the Company’s ordinary shares for the one-trading day period on the New York Stock Exchange on the second trading day prior to the Expiration Date, which was determined to be $3.2933. This will result in such holders receiving 0.234 ordinary shares per warrant. The Company will process such automatic exercises on the date hereof. Following such automatic exercise on the date hereof, none of the Company’s warrants will remain outstanding and the warrants will cease trading on the NYSE. The Company’s ordinary shares will continue to be listed and trade on the NYSE under the symbol “GENI.”

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 4.1 to this Current Report on Form 6-K and is incorporated by reference herein. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated by reference herein. The Warrant Amendment and press release shall be deemed to be “filed,” not “furnished,” for purposes of the Securities Exchange Act of 1934, as amended.

Following completion of the Consent Solicitation, there will be approximately 210,180,893 ordinary shares outstanding (an increase of approximately 1.72% from prior to the closing of the offer to exercise and Consent Solicitation).1

Forward-Looking Statements

This filing contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Forward-looking statements in this filing may include, for example, statements about the settlement and issuance of the Company’s ordinary shares in the offer to exercise and Consent Solicitation. Although the Company believes that the forward-looking statements contained in this filing are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: our ability to successfully exercise the remaining warrants pursuant to the Warrant Amendment; our ability to complete the exercise of the remaining untendered warrants, the effect of COVID-19 on our business; risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; and other factors included under the heading “Risk Factors” in the prospectus contained in the Registration Statement.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

[1]	Number of ordinary shares outstanding excludes approximately 4,105,949 ordinary shares held as treasury shares by a subsidiary of the Company.

Exhibits

Exhibit No.	Description

4.1	Amendment No. 2 to the Warrant Agreement, dated January 20, 2023, by and between Continental Stock Transfer & Trust Company and Genius Sports Limited

99.1	Press Release, dated January 20, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 20, 2023	GENIUS SPORTS LIMITED

	By: Name: Title:	/s/ Nicholas Taylor Nicholas Taylor Chief Financial Officer

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